Exhibit 99.4

Computershare

VIRTUAL AGM USER GUIDE

Getting Started

This year's annual meeting will be held virtually. You can participate online using your smartphone, tablet or computer.

By participating online, you will be able to listen to a live audio cast of the meeting, ask questions online and submit your votes in real time.

As usual, you may also provide voting instructions before the meeting by completing the form proxy or voting information form that has been provided to you.

Important Notice for Non-Registered Holders:

Non-registered holders (being shareholders who hold their shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxy will not be able to participate at the meeting.

If you are a non-registered holder and wish to attend and participate at the meeting, you should carefully follow the instructions set out on your voting information form and in the management information circular relating to the meeting, in order to appoint and register yourself as proxy, otherwise you will be required to login as a guest.

In order to participate online:

Before the meeting:

1. Check that your browser for whichever device you are using is compatible. Visit https://web.lumiagm.com/222025090 on your smartphone, tablet or computer. You will need the latest version of Chrome, Safari, Edge or Firefox.
2. All securityholders MUST register any 3rd party appointments at https://www.computershare.com/IAMGOLD Failure to do so will result in the appointee not receiving login credentials.

Gather the information you need to access the online meeting:

Meeting ID: 222025090

Password: iamgold2020

To log in, you must have the following information:

Registered Holders

The 15 digit control number provided on your form of proxy provided by Computershare, which constitutes your user name.

Appointed Proxy

The user name provided by Computershare via email, provided your appointment has been registered.

The broadcast bar: Allows you to view and listen to the proceedings.

Home page icon: Displays meeting information

Questions icon: Used to ask questions

Voting icon: Used to vote. Only visible when the chairperson opens poll.

1 To proceed to the meeting, you will need to read and accept the Terms and Conditions.



2 Registered holders: Your user name is the 15 digit control number printed on your proxy form.

Appointed proxy holders: Your user name can be found in the email sent to you from Computershare.



AGM_V_C_EN_APR2020

Once logged in, you will see the home page, which displays the meeting documents and information on the meeting. Icons will be displayed in different areas, depending on the device you are using. To view proceedings you must tap the broadcast arrow on your screen. Toggle between the up and down arrow to view another screen. TO VOTE When the Chair declares the poll open :A voting icon will appear on your device and the Meeting Resolutions will be displayed. To vote, tap one of the voting options. Your response will be highlighted. The number of items you have voted on, or are yet to vote on, is displayed at the top of the screen. Votes may be changed up to the time the chair closes the poll. NOTE: On some devices, in order to vote, you may need to minimize the audio cast by selecting the arrow in the broadcast bar. Audio will still be available. To return to the audio cast after voting, select the arrow again. TO ASK QUESTIONS Tap on the Questions icon then press the button to submit a question. Compose your question and select the send icon Confirmation that your message has been received will appear.